UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRECISION AUTO CARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74-18R915

(CUSIP Number)

Arthur C. Kellar

748 Miller Drive, S.E.

Leesburg, Virginia  20175

Telephone No. (703) 777-9095

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Everett F. Casey, Esq.

748 Miller Drive, S.E.

Leesburg, Virginia  20175

February 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with this statement ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74-18R915

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Kellar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,010,493

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,010,493

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,010,493

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
100,000 shares held by the Kellar Family Foundation over which the reporting person has no voting or dispositive power.

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment Number 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 12, 2002 (the “Original Filing”) and relates to the common stock of Precision Auto Care, Inc. (the “Issuer”), a Virginia corporation having its principal executive offices at 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2.	Identity and Background
(a)	Name.
The name of the reporting person is Arthur C. Kellar.
(b)	Residence or business address.
The reporting person’s residence address is 106 Ebbtide Drive, North Palm Beach, Florida 33408.
(c)	Principal occupation or employment.
The reporting person is retired.
(d)	Criminal convictions.
Not applicable
(e)	Civil proceedings.
Not applicable
(f)	Citizenship
The reporting person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The reporting person purchased 4,530,169 shares of Common Stock, disclosed in this Amendment No. 1 to Schedule 13D and has paid the purchase price of $1,993,274.36 by surrendering 192,401 shares of class A Preferred Stock that he acquired on October 30, 2002.

Item 4.	Purpose of Transaction
The reporting person’s purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes.
Pursuant to a Warrant issued on October 31, 2002, the reporting person has the right to purchase an additional 2,894,304 shares of common stock after December 31, 2004 and before October 29, 2012.

The reporting person may also purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions.  Any decision of the reporting person to increase his holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the reporting person and general economic and market conditions.  At any time, the reporting person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

Except as set forth above, the reporting person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  The reporting person may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.	Interest in Securities of the Issuer
(a) Beneficial Ownership.

8,010,493 shares of Common Stock of the Issuer are owned beneficially by Arthur C. Kellar, constituting 28.8% of such shares outstanding.  This amount includes currently-exercisable options held by the reporting person entitling him to purchase 37, 500 shares of common stock.

(b) Power to Vote or Dispose of Shares.
Number of shares as to which reporting person has:
(i) sole power to vote or to direct the vote – 8,010,493
(ii) shared power to vote or to direct the vote - 0
(iii) sole power to dispose of or to direct the disposition of – 8,010,493
(iv) shared power to dispose of or to direct the disposition of - 0
(c) Other than as described herein, the reporting person has not engaged in any transactions in the Common Stock of the Issuer within the past 60 days.
(d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2004
Date
/s/ Arthur C. Kellar
Signature
Arthur C. Kellar
Name/Title

EXHIBIT INDEX

None.